February 18, 2005


Mail Stop 03-06


Jerry D. Leitman
President
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, Connecticut 06813

Re:	FuelCell Energy, Inc.
      Registration Statement on Form S-1
      Filed January 21, 2005
		File Nos. 333-122216

Dear Mr. Leitman:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you are purporting to register for resale
1,500,000
shares of common stock that will either be liquidated by your transfer agent, Continental Stock Transfer & Trust Company, such that the proceeds may be distributed to the holders of shares of your Series B Preferred Stock as payment of dividends to be declared in the future with respect to those shares of Series B Preferred Stock or that will be distributed by Continental to holders of shares of your Series B Preferred Stock who timely request to receive such shares of common stock in lieu of cash as payment of those future dividends. Please supplementally explain why Continental is not acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act in connection with the offering of the 1,500,000 common shares to the public, such that Continental should be identified as an underwriter with respect to the shares it will sell to generate cash proceeds for distribution as payment of future dividends to holders of your Series B preferred stock.
2. We note that your plan of distribution with respect to the 1,500,000 shares appears to involve several steps that may include, among others: (i) the periodic issuance of up to an aggregate of 1,500,000 common shares to Continental, (ii) the periodic sale of a portion of those shares by Continental to the public, and (iii)
the
periodic distribution of the remaining shares to the Series B preferred stock holders who timely elect to receive those shares. Taking into account your response to the preceding comment, please supplementally explain how each step of the plan of distribution of the 1,500,000 shares has been or will be registered under Section
5
of the Securities Act or what exemption from registration under the
Securities Act is or will be available for each step that is not being registered under the Securities Act. Alternatively, if you believe that one or more of those steps does not need to be completed in compliance with the Securities Act because that step does not involve an "offer" or "sale" within the meaning of Section 2(a)(3) of the Securities Act, please provide a detailed analysis in support of that belief with respect to each such step.
3. If you continue to believe that it is appropriate to register the resale of the 1,500,000 shares, please supplementally address the following issues:
* Why you believe that Continental should be identified as the selling shareholder with respect to the 1,500,000 shares, given your disclosure on page 77 that the holders of the Series B preferred stock are deemed to be the beneficial owners of those shares and given that some of those shares may not be sold by Continental but instead will be distributed to holders of shares of your Series B preferred stock who timely request to receive such shares in lieu of cash as payment of future dividends.
* Why the registered resale of those shares by Continental and/or the holders of your Series B preferred stock would not be integrated with the primary issuance of those shares by the company. For example, we note that the primary issuance of those shares does not appear to have been completed prior to the filing of your registration statement since holders of your Series B preferred stock have the right to make ongoing quarterly elections to receive those shares as payment of future dividends. In addition, we note that neither Continental nor the holders of your Series B preferred stock appear to be at market risk with respect to the shares to be sold by Continental. Please refer to Item 3S(b) of the Securities Act section of the March 1999 supplement to the Division of Corporation
Finance Manual of Publicly Available Telephone Interpretations.
4. Please explain in greater detail the nature of the legal relationship between Continental and the holders of shares of Series
B preferred stock, and supplementally provide us with a copy of all agreements defining the rights of the parties to that relationship.
In addition, if you believe that Continental is acting as the agent of the holders of shares of Series B preferred stock, please reconcile the existence of that agency relationship with Continental`s existing transfer agency relationship with the company.

5. We note that holders of Series B preferred stock who do not elect to receive common shares in lieu of cash dividends are guaranteed to receive a fixed amount of cash proceeds from the sale of common shares made by Continental "on their behalf." Please tell us how, if at all, the apparent lack of market risk borne by the non-electing holders of Series B preferred stock affects the proper characterization of the status of those holders with respect to the sale of the common shares by Continental on their behalf. For example, should the non-electing holders of the Series B preferred stock also be viewed as acting as underwriters within the meaning of
Section 2(a)(11) of the Securities Act?

Fee Table
6. Please supplementally explain how you calculated the number of shares of common stock to be registered for future issuance in connection with the payment of dividends on the Series B preferred stock.
Exhibits
7. Please file or incorporate by reference the preferred stock transfer agency agreement with Continental Stock Transfer & Trust Company dated November 17, 2004 and the certificate of designation of
Series B Preferred Stock as exhibits to the registration statement.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mary Beth Breslin at (202) 942-2914 or me at
(202) 942-7924 with any other questions.

Sincerely,



							David Ritenour
      Special Counsel

cc (via fax):	Richard A. Krantz, Esq.
FuelCell Energy, Inc.
February 18, 2005
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